Exhibit 12.1

VWR INTERNATIONAL, INC.
Computation of Earnings to Fixed Charges
(Dollars in millions)

	Successor		Predecessor
	Year Ended	April 7 -	January 1 -
	December 31,	December 31,	April 6,	Years Ended December 31,
	2005	2004	2004	2003	2002	2001
Income (loss) before income taxes and cumulative effect of changes in accounting principles and equity method earnings	$72.3	$55.0	$35.7	$110.7	$73.5	$(26.1)
Add: Equity method earnings	0.5	0.4	0.1	0.6	0.5	0.7
Add: Fixed charges	88.1	59.8	8.8	35.9	52.4	86.9
Earnings, as defined	$160.9	$115.2	$44.6	$147.2	$126.4	$61.5
Fixed Charges:
Interest expense	$77.0	$51.5	$5.8	$26.1	$41.8	$77.5
One-third rental expense	11.1	8.3	3.0	9.8	10.6	9.4
Total Fixed Charges	$88.1	$59.8	$8.8	$35.9	$52.4	$86.9
Ratio of Earnings to Fixed Charges	1.8	1.9	5.1	4.1	2.4	—